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16014382

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:E COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BRUCE A. LEFAVI SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2323 FOOTHILL DRIVE, SUITE 100
(No. And Street)

SALT LAKE CITY	UTAH	84109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE A. LEFAVI (801) 486-9000
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones Simkins LLC
(Name -- *if individual, state last, first, middle name*)

1011 West 400 North, Suite 100	Logan	Utah	84323-0747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

RW

I, Bruce A. Lefavi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bruce A. Lefavi Securities, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title



AUDREY DESERAE HULCE
Notary Public State of Utah
My Commission Expires



AUDREY DESERAE HULCE
Notary Public, State of Utah
Commission # 657749
My Commission Expires
August 09, 2016

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes of Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRUCE A. LEFAVI SECURITIES, INC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

December 31, 2015 and 2014

BRUCE A. LEFAVI SECURITIES, INC.
INDEX TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

	Page
Introductory Section:	
Facing Page Annual Audited Report	1
Oath or Affirmation	2
Financial Section:	
Report of Independent Registered Public Accounting Firm	3
Statements of Financial Condition	5
Statements of Income	6
Statements of Changes in Stockholder's Equity	7
Statements of Cash Flows	8
Notes to Financial Statements	9
Supplemental Information:	
Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	13
Schedule 2 – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
Schedule 3 – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	15


JONES
SIMKINS
Certified Public Accountants

www.jones-simkins.com

Logan Office:
1011 West 400 North, Suite 100
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:
560 South 300 East, Suite 250
Salt Lake City, UT 84111
Phone: (801) 561-6026
Fax: (801) 561-2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Bruce A. Lefavi Securities, Inc.

We have audited the accompanying statements of financial condition of Bruce A. Lefavi Securities, Inc. (the Company) as of December 31, 2015 and 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bruce A. Lefavi Securities, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules 1, 2, and 3 has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in

conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules 1, 2, and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 29, 2016

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2015 and 2014

		2015	2014
ASSETS			
Cash	$	359,791	543,576
Commissions receivable		126,044	181,121
Prepaid expenses		15,236	19,111
Related party receivable		-	194,953
Deposits with clearing organizations		15,000	15,000
Total assets	$	516,071	953,761
LIABILITIES AND STOCKHOLDER'S EQUITY			
Liabilities:			
Accounts payable and accrued liabilities	$	41,405	231,919
Related party payable		84,151	-
Total liabilities		125,556	231,919
Stockholder's equity:			
Common stock, $1 par value; 50,000 shares authorized, 5,000 shares issued and outstanding		5,000	5,000
Additional paid-in capital		21,208	21,208
Retained earnings		364,307	695,634
Total stockholder's equity		390,515	721,842
Total liabilities and stockholder's equity	$	516,071	953,761

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2015 and 2014

	2015	2014
Revenue:		
Commissions	$ 2,760,757	2,717,084
Other income	-	48
Total revenue	2,760,757	2,717,132
Expenses:		
Employee compensation and benefits	1,135,772	1,341,771
General and administrative expenses	532,519	179,185
Regulatory and clearing fees	237,776	332,771
Occupancy	100,009	84,996
Total expenses	2,006,076	1,938,723
Net income	$ 754,681	778,409

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2015 and 2014

	Common Stock		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at January 1, 2014	5,000	$ 5,000	$ 21,208	$ 458,316	$ 484,524
Dividends	-	-	-	(541,091)	(541,091)
Net income	-	-	-	778,409	778,409
Balance at December 31, 2014	5,000	5,000	21,208	695,634	721,842
Dividends	-	-	-	(1,086,008)	(1,086,008)
Net income	-	-	-	754,681	754,681
Balance at December 31, 2015	5,000	$ 5,000	$ 21,208	$ 364,307	$ 390,515

The accompanying notes are an integral part of these financial statements.

BRUCE A. LEFAVI SECURITIES, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2015 and 2014

	2015	2014
Cash flows from operating activities:		
Net income	$ 754,681	778,409
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Commissions receivable	55,077	(64,590)
Prepaid expenses	3,875	(188)
Related party receivable	194,953	(194,953)
Increase (decrease) in:		
Accounts payable and accrued liabilities	(106,363)	184,267
Net cash provided by operating activities	902,223	702,945
Cash flows from investing activities:	-	-
Cash flows from financing activities:		
Dividends paid	(1,086,008)	(541,091)
Net cash used in investing activities	(1,086,008)	(541,091)
Net increase (decrease) in cash	(183,785)	161,854
Cash, beginning of period	543,576	381,722
Cash, end of period	$ 359,791	543,576

The accompanying notes are an integral part of these financial statements

BRUCE A. LEFAVI SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Bruce A. Lefavi Securities, Inc. (the "Company") is a securities broker-dealer located in Salt Lake City and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Customers are located in states in which the Company is registered. Commission revenue is derived principally from trading in securities, mutual fund retailing, selling annuities and limited partnerships, etc. Securities transactions for customers are cleared through another broker-dealer on a fully disclosed basis. Mutual fund, annuity and limited partnership transactions are cleared through various investment companies.

Concentrations of Credit Risk

The Company's cash balances maintained with banks are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's account balances maintained with brokerage firms are insured up to $500,000 by the Securities Investor Protection Corporation with a limit of $100,000 for cash. The Company has not experienced any credit losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company sells mutual funds for various mutual fund companies for which services the Company receives commission payments. In the event these mutual fund companies do not fulfill their commission payment obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the financial condition of these mutual fund companies.

Other Significant Concentrations

The Company is headquartered in Salt Lake City, Utah. It has no single customer that represents a significant portion of total revenue. Additionally, the Company maintains licensing and registration in a majority of the states in the United States. The Company receives commissions from various clearing brokers. Should the clearing brokers fail to perform according to the terms of their agreement, the Company would be required to seek relief through the legal system as an unsecured creditor.

Commissions Receivable

Commissions receivable are amounts due from mutual fund and various other investment companies and are unsecured. Commissions receivable are carried at their estimated collectible amounts. No provision for losses on commissions receivable exists based on past experience with the companies.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company invests in mutual funds, annuities and limited partnerships, etc. These transactions are recorded on the trade date, as if they had settled. Commissions earned on the sale of investments and any related expenses are also recorded on a trade-date basis.

Advertising

Advertising costs are charged to operations when the advertising first takes place.

Income Taxes

The Company, with the consent of the stockholder, has elected under Subchapter "S" of the Internal Revenue Code to be treated substantially as a partnership instead of a corporation for income tax purposes. As a result, the shareholder reports the entire corporate taxable income on his individual tax returns.

In accordance with ASC 740, *Income Taxes,* management evaluates uncertain tax positions taken by the Company. The Company considers many factors when evaluating and estimating potential tax positions and tax benefits. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Reserves are established if it is believed certain positions may be challenged and potentially disallowed. If facts and circumstances change, reserves are adjusted through a provision for income taxes. If interest expense and penalties related to unrecognized tax benefits were to occur, they would also be recognized in the provision for income taxes.

Tax years 2012, 2013, and 2014 remain open to examination by the U.S. Internal Revenue Service and by state taxing authorities.

Cash Flows

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less that are not held for sale in the ordinary course of business.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Use of Estimates in the Preparation of Financial Statements

The process of preparing the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Note 2 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

		2015	2014
Commissions payable	$	40,405	155,439
BLA cash receipts payable		1,000	-
Refund payable		-	75,315
Credit card payable		-	1,125
Accounts payable		-	40
	$	41,405	231,919

Note 3 – Clearing Organization Transactions

The Company's securities transactions are cleared through a broker-dealer on a fully disclosed basis. The Company does not handle or hold customer funds or securities. Financial statement amounts related to these clearing arrangements are netted into a single account called Deposits With Clearing Organizations. The Company is required by the clearing broker-dealer to maintain a minimum deposit of $15,000 at all times.

Note 4 – Related Party Transactions

The Company rents it operating space and equipment from an entity owned by the stockholder under a month-to-month agreement. During the years ended December 31, 2015 and 2014, the Company paid rent expense to this related party of $100,009 and $84,996, respectively.

Note 4 – Related Party Transactions (continued)

The Company has an expense sharing agreement with Lefavi Wealth Management, LLC, a company with common ownership. The two companies occupy the same office space and share employees and other operating costs. Under the terms of the agreement, Lefavi Wealth Management is reimbursed by Bruce A. Lefavi Securities, Inc. each month for its share of expenses based on a percentage of combined revenues allocation. At December 31, 2015 the Company has a $84,151 related party payable to Lefavi Wealth Management, LLC, due to shared costs exceeding payments.

Note 5 – Supplemental Cash Flow Information

During the years ended December 31, 2015 and 2014, the Company paid no interest.

Note 6 – Commitments and Contingencies

The Company may become subject to investigations, examinations, claims, or lawsuits arising in the ordinary course of its business. The Company is currently not aware of any such items that it believes could have a material adverse effect on its financial statements.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $356,879, which was $348,509 in excess of its required net capital of $8,370. The Company's net capital ratio was .35 to 1.

Note 8 – Subsequent Events

The Company evaluated its December 31, 2015 financial statements for subsequent events through the date the financial statements were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Schedule 1

BRUCE A. LEFAVI SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

Net Capital:		
Total ownership equity	$	390,515
Ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		390,515
Additions for allowable subordinated liabilities and other credits		-
Total capital and allowable subordinated liabilities		390,515
Deductions for non-allowable assets		(33,636)
Net capital before haircuts on securities positions		356,879
Haircuts on securities		-
Net capital	$	356,879
Aggregate indebtedness:		
Total liabilities from Statement of Financial Condition	$	125,556
Computation of basic net capital requirement:		
Minimum net capital required	$	8,370
Excess net capital	$	348,509
Excess net capital at 1000% (net capital - 10% of aggregate indebtedness)	$	344,323
Ratio of aggregate indebtedness to net capital		0.35 to 1
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2015) (as amended on February 29, 2016):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	356,879
Reconciling items		-
Net capital per above	$	356,879

Schedule 2

BRUCE A. LEFAVI SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

Per paragraph K(2)(ii), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, the Company makes no computation for determination of reserve requirements pursuant to the rule.

Schedule 3

BRUCE A. LEFAVI SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

Per paragraph K(2)(ii), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements pursuant to the rule.



LEFAVI

WEALTH MANAGEMENT

EXEMPTION REPORT

Bruce A Lefavi Securities, Inc. (the Company) is exempt from 17 C.F.R. §240.15c3-3 per provisions (2)(ii) of 17 C.F.R §240.15c3-3(k). The Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. The Company met the identified exemption provision in 17 C.F.R §240.15c3-3(k) throughout the year ended December 31, 2015 without exception.

Bruce A Lefavi Securities, Inc.
February 24, 2016

SECURITIES OFFERED THROUGH BRUCE A. LEFAVI SECURITIES, INC., MEMBER FINRA AND SIPC

T 801.486.9000
F 801.486.9058

2323 FOOTHILL DRIVE SUITE 100
SALT LAKE CITY, UTAH 84109



www.jones-simkins.com

Logan Office:
1011 West 400 North, Suite 100
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:
560 South 300 East, Suite 250
Salt Lake City, UT 84111
Phone: (801) 561-6026
Fax: (801) 561-2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Bruce A. Lefavi Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bruce A. Lefavi Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 29, 2016